SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 000-32467

                           NOTIFICATION OF LATE FILING

|X| Form 10-K      |_| Form 11-K    |_| Form 20-F    |_| Form 10-Q
|_| Form N-SAR

                           For Period Ended: December 31, 2004

|_| Transition Report on Form 10-K |_| Transition Report on Form 10-Q |_| Transition Report on Form 20-F |_| Transition Report on Form N-SAR

     For the Transition Period Ended: _______________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
_____________________________________________________________________
________________________________________________________________________________

                                EXPLANATORY NOTE

This Notification of Late Filing on Form 12b-25 is being filed by the Registrant as an amended Form 12b-25 because another Edgar filer, Australian Forest Industries, an entity unrelated to the Registrant, has filed a Form 12b-5 on Edgar using the Registrant's Edgar filer codes. As a result, the Registrant is precluded by Edgar from filing its Form 12b-25, as it would be a duplicate filing. Therefore, the Registrant must file this Form 12b-25 as an amended Form 12b-25, even though it is the Registrant's original Form 12b-25.


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                  Australian Agriculture and Property
                                         Development Corporation
Former name if applicable                Global Wireless Satellite Networks
                                         (USA), Inc.
Address of principal executive office    11555 Heron Bay Boulevard, Suite 200
City, state and zip code                 Coral Springs, Fl. 33076

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

         |    (a)           The reasons described in reasonable detail in Part
         |                  III of this form could not be eliminated without
         |                  unreasonable effort or expense;
         |    (b)           The subject annual report, semi-annual report,
         |                  transition report on Form 10-K, 20-F, 11-K or Form
         |                  10-Q, or portion thereof will be filed on or before
         |                  the 15th
|X|      |                  calendar day following the prescribed due date; or
         |                  the subject quarterly report or transition report on
         |                  Form 10-Q, or portion thereof will be filed on or
         |                  before the fifth calendar day following the
         |                  prescribed due date; and
         |    (c)           The accountant's statement or other exhibit required
         |                  by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         The Registrant completed a merger in September 2004 and the process of compiling and disseminating the information required to be included in the Form 10-KSB for the fiscal year ended December 31, 2004, as well as the completion of the required review of the Company's financial information, could not be completed without incurring undue hardship and expense. The registrant undertakes the responsibility to file such annual report no later than fifteen days after its original date.


                                     Part IV
                                Other Information

(1) Name and telephone number of person to contact in regard to this notification

     Robert Kohn                   (954)                    603-0522

        (Name)                   (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |X| Yes |_| No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |_| Yes |X| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           Australian Agriculture and Property Development Corporation
                   Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2005                        By: /s/ Robert Kohn
                                            --------------------------------
                                            Robert Kohn, Chief Financial Officer